UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

1.       DATE, TIME, AND PLACE: On the 13th day of the month of August, 2020, at 5:00 p.m., exceptionally, due to the COVID-19 pandemic, held remotely, as provided for in article 19, first paragraph, of the Internal Rules of the Board of Directors and Technical and Advisory Committees of Telefônica Brasil S.A. (the "Company").

2.       CALL AND ATTENDANCE: The meeting was called pursuant to the Company’s Bylaws. The members of the Company's Board of Directors were present and signed these minutes, thus having a quorum in accordance with the Bylaws. Also present, per the provisions of article 163, third paragraph, of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law"), were Mr. Cremênio Medola Netto, Mr. Charles Edwards Allen and Ms. Gabriela Soares Pedercini, members of the Company's Fiscal Council, to provide the necessary clarifications, in addition to the Chief Financial Officer and Investor Relations Officer, Mr. David Melcon Sanchez-Friera and the General Secretary and Chief Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting.

3.       CHAIRMAN AND SECRETARY: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4.       AGENDA: To resolve on the following matters: (i) the Company's Management's proposal to convert the one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) preferred shares issued by the Company into common, registered, book-entry shares with no par value, in the proportion of one (1) common share for each one (1) preferred share converted, with the extinction of the preferred shares (the "Conversion"); (ii) the proposal to amend and/or exclude article 4, caput and paragraphs, article 5, article 7, caput and sole paragraph, article 9, caput and sole paragraph, article 10, caput and subsections (i), (ii), and (iii), and article 14 of the Company's Bylaws, to reflect the Conversion; and (iii) the call of the Extraordinary General Meeting (the “EGM”) and the Special Meeting of the Preferred Shareholders (the “AGESP”) of the Company to resolve on the Conversion, as well as amend and restate the Company’s Bylaws.

5.       RESOLUTIONS: Initially, the Chairman of the Meeting stated that, on August 6, 2020, Anatel - Agência Nacional de Telecomunicações (Brazilian National Telecommunications Agency) agreed to the proposal for the Conversion, per the terms of the Material Fact and Notice to the Market disclosed on March 9, 2020, and August 6, 2020, respectively.

1

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Subsequently, a presentation was made regarding the Conversion, stressing the benefits of the transaction for the generation of value for all the Company's shareholders, given that there will be: (i) extension to all shareholders, after the Conversion, of the right to vote with their shares in the Company's General Meeting of Shareholders; and (ii) the granting, to all non-controlling shareholders, of a tag-along right regarding their shares, in line with the corporate laws and regulations in force, in the event of transfer of control to a third party, thus improving the Company's Corporate Governance practices.

Additionally, the Chairman of the Meeting registered that the matters were previously reviewed by the Audit and Control Committee and by the Company's Fiscal Council, which were in favor of all the items on the agenda submitted to them.

After review and discussion of the matters on the agenda, the following was approved by unanimous vote of the members of the Board of Directors and without any reservations or restrictions:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

5.1.       Proposal to Convert all the preferred shares issued by the Company into common shares:

The members of the Board of Directors approved the proposal, to be submitted to the Company's EGM and AGESP, for the implementation of the Conversion of the one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) preferred shares issued by the Company into common, registered, book-entry shares with no par value, in the proportion of one (1) common share for each one (1) preferred share converted, with the extinction of the preferred shares. The ratio of one (1) common share to each one (1) preferred share proposed for the Conversion was established by the Company's management based, among other factors, on market practice in similar transactions, where each one (1) preferred share will be converted into one (1) common share.

The common shares to be received by the shareholders of preferred shares issued by the Company as a result of the Conversion will participate fully in all benefits, including dividends and any capital remuneration that may be approved, and will be entitled to the same rights as the common shares currently issued by the Company. Upon approval of the proposal for Conversion and consequent amendment and restatement of the Bylaws to be resolved on at the EGM and ratified at the AGESP, the common shares held by non-controlling shareholders shall be guaranteed a tag-along right regarding their shares, in line with the corporate laws and regulations in force, in the event of any transfer of control of the Company.

5.2.       Proposal to amend the Company's Bylaws to reflect the Conversion:

The members of the Board of Directors approved the proposal, to be submitted to the Company's EGM, to amend and/or exclude article 4, caput and paragraphs, article 5, caput, article 7, caput and sole paragraph, article 9, caput and sole paragraph, article 10, caput and subsections (i), (ii), and (iii), and article 14, caput, of the Company's Bylaws, with the respective restatement thereof, to reflect the changes resulting from the Conversion, as well as to approve the proposal, to be submitted to the Company's AGESP, to ratify the amendment to article 9, caput and sole paragraph, of the Company's Bylaws, to also reflect the changes resulting from the Conversion. The draft of the Company's Bylaws with the proposed amendments is attached to these minutes as Exhibit I hereto.

3

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

5.3.       Call for the Company's EGM and AGESP to vote on the Conversion:

The members of the Board of Directors approved (a) the call for the Company's EGM to be held on October 1, 2020, at 10:00 a.m., which shall vote on the matters set forth in items 5.1 and 5.2 of these minutes, pursuant to the terms of the Brazilian Corporations Law; and (b) the call for the Company's AGESP to be held on October 1, 2020, at 12:00 p.m., to ratify the Conversion, pursuant to article 136, first paragraph, of the Brazilian Corporations Law, as well as to ratify the amendment to articles 9, sole paragraph, and 10, subsection (i), of the Company's Bylaws, the amendment to article 9, caput and sole paragraph, of the Company's Bylaws, with the Chairman of the Board of Directors being authorized to adopt the necessary measures for the call and hold the EGM and the AGESP, subject to the provisions of law and the Bylaws.

If the Conversion is approved by the EGM and ratified by the AGESP, this Board authorizes the Company's Officers and Directors to perform all acts necessary to implement the Conversion.

Further, if the Conversion is approved by the EGM and ratified by the AGESP, the holders of preferred shares issued by the Company who dissent from the resolution passed at the AGESP shall, therefore, be assured the right to withdraw from the Company, pursuant to article 137, item I, of the Brazilian Corporations Law, with reimbursement of the value of all or a portion of their shares, to be calculated based on the net equity per preferred share issued by the Company, within thirty (30) days from the publication of the minutes of the AGESP ratifying the Conversion, subject to the provisions of article 137, third paragraph, of the Brazilian Corporations Law.

The right to withdraw may be exercised by shareholders who are proven to hold, on an uninterrupted basis, shares issued by the Company since March 9, 2020 (including), the date of disclosure of the Material Fact that initially disclosed the Conversion, until the date of effective exercise of said right. Thus, for purposes of clarification only, investors who have acquired preferred shares issued by the Company as of March 10, 2020 (including) shall not have the right to withdraw as a result of the Conversion.

The reimbursement amount per preferred share to be paid as a result of the exercise of the withdrawal right, calculated based on (i) the Company's net equity in the financial statements for the fiscal year ended December 31, 2019, duly approved by the Annual General Meeting of the Company held on May 28, 2020 ("OGM"); and (ii) the number of common and preferred shares, excluding treasury shares, corresponds to forty-one Brazilian Reais and seventy-two cents (R$ 41.72) per share. From the reimbursement amount per share, an amount equivalent to the amount of complementary dividends declared by the Company in the OGM shall be deducted, as the amount of the dividends declared are included in the profit account and, therefore, the net equity per share on December 31, 2019. Given that the Company's capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares and excluding the shares held in treasury), the reimbursement amount to be paid to the dissenting shareholders, corresponding to the adjusted net equity per share, is forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share.

4

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

For clarification purposes, the right to withdrawal may be exercised by preferred shareholders who, in relation to the ratification of the Conversion at the AGESP, (i) vote against approval of the matter; (ii) abstain from voting on the matter, or (iii) do not attend the AGESP.

In the event of approval of the Conversion by the EGM and ratification by the AGESP, the Company will disclose a Shareholders Release (Aviso aos Acionistas) containing the terms, conditions, and deadlines for the exercise of the withdrawal right by the holders of the Company's preferred shares who do not agree with the resolution passed at the AGESP.

Finally, the Chairman of the Meeting stated that for effective implementation of the Conversion, a voting agreement shall be entered into among the shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., SP Telecomunicações Participações Ltda., and, as intervening and consenting party, the Company, in order to comply with the provisions of items a.1 and a.2 of ANATEL Appellate Decision No. 430, of August 11, 2020.

6.       ADJOURNMENT: There being no further business to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn-up. São Paulo, August 13, 2020. Signatures: (aa) Chairman of the Meeting: Eduardo Navarro de Carvalho. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira. Members of the Board of Directors: Eduardo Navarro de Carvalho (Chairman of the Board of Directors); Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Juan Carlos Ros Brugueras; Luiz Fernando Furlan; Narcís Serra Serra; and Sonia Julia Sulzbeck Villalobos. Members of the Fiscal Council: Cremêncio Medola Netto, Charles Edwards Allen, and Gabriela Soares Pedercini.

5

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

I hereby certify that this is a true copy of the minutes of the 381st Meeting of the Board of Directors of Telefónica Brasil S.A., held on August 13, 2020, drawn-up in the proper book.

São Paulo, August 13, 2020.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Exhibit I

Draft of the Bylaws

TELEFÔNICA BRASIL S.A.

CHAPTER I – COMPANY’S CHARACTERISTICS

LEGAL SYSTEM

Article 1 - Telefonica Brasil S.A. is a corporation, governed by these Bylaws and other applicable legal provisions, with an undetermined term of duration.

CORPORATE PURPOSE

Article 2 - The Company’s corporate purpose is:

a) the operation of telecommunications services;

b) the development of activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations, and permissions granted to it;

c) the operation of value-added services, including, making available without definitive assignment, audio, video, image, and text content, applications and the like;

d) the operation of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing and management of data, information, text, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others;

e) Licensing and sublicensing of software of any nature.

7

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Sole Paragraph - In achieving its corporate purpose, the Company may incorporate into its equity assets and rights of third parties, as well as:

I - hold a stake in the capital of other companies, including with a view to complying with the national telecommunications policy;

II - organize companies and/or subsidiaries for the performance of activities within its corporate purpose and which are recommended to be decentralized;

III - undertake the importation of goods and services necessary for the performance of activities within its corporate purpose;

IV - provide technical assistance services to companies in the telecommunications sector, performing activities of common interest;

V - manage and provide maintenance, assistance, and technical support services in IT and equipment related to the Company's activities;

VI - provide consulting services related to the Company's activities;

VII - prepare, implement, and install projects related to the Company’s activities;

VIII - manage and provide engineering services and execute civil construction and related works necessary for the execution of projects related to the Company’s activities;

IX - provide monitoring services related to the Company’s activities;

X - provide business brokerage services in general;

XI - market and sell and lease equipment and materials necessary or useful for the operation of its activities, including precision equipment, measurement equipment, and electronic sensors;

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

XII - carry out study and research activities, aiming at the development of the telecommunications sector;

XIII - enter into contracts and agreements with other telecommunications service operating companies or any persons or entities with the purpose of ensuring the operation of the services, without prejudice to its duties and responsibilities; and

XIV - carry out other related or correlated activities assigned by the Brazilian National Telecommunications Agency - ANATEL.

HEADQUARTERS

Article 3 - The Company has its headquarters in the Capital of the State of São Paulo, and may create and extinguish, by decision of the Board of Directors, branches, representative offices, and subsidiaries, offices, departments, and sales offices, anywhere in the Brazilian territory, as provided for in article 20, (vii) of these Bylaws.

CHAPTER II – CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

Article 4 - The Company is authorized to increase its capital stock up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, with the Board of Directors being the competent body to deliberate on the increase and the consequent issuance of new shares, within the limit of the authorized capital stock.

Sole Paragraph- The shareholders shall have preemptive rights for subscription of capital increases, proportionally to the number of shares they hold. By resolution of the Board of Directors, the preemptive right may be excluded in the issuance of shares, debentures convertible into shares, and subscription warrants, of which the placement is conducted through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition of control, pursuant to articles 257 and 263 of the Brazilian Corporations Law, as well as enjoyment of tax incentives, pursuant to special laws and regulations, as provided for in article 172 of Law 6,404/76.

9

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

SUBSCRIBED CAPITAL STOCK

Article 5 - The subscribed capital stock, fully paid-up, is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five Brazilian Reais and nine cents (R$ 63,571,415,865.09), divided into one billion, six hundred and ninety million, nine hundred and eighty-four thousand, nine hundred and twenty-three (1,690,984,923) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares shall be held in a deposit account with a financial institution in the name of their holders, without the issuance of certificates.

CHAPTER III - THE SHARES

COMMON SHARES

Article 6 - Each common share corresponds to one vote in the resolutions of the General Meetings of Shareholders.

CHAPTER IV - THE GENERAL MEETING

Article 7 - The General Meetings of Shareholders shall be held: (i) ordinarily once a year, in the first four (4) months following the end of each fiscal year, in accordance with the terms of article 132 of Law 6,404/76 and, (ii) extraordinarily, whenever necessary, either in accordance with corporate interests, or with the provisions of these Bylaws, or when the laws and regulations applicable so require.

Sole Paragraph - The General Meetings of Shareholders shall be called by the Board of Directors, and the Chairman of said body shall be responsible for drafting the aforementioned act.

10

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Article 8 - The following shall be submitted for prior approval by the General Meeting of Shareholders: (i) the execution of contracts with related parties, whose terms and conditions are more onerous for the Company than those normally adopted by the market in contracts of the same nature, subject, in any case, to the provisions of article 117 of Law 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities linked to the Company's controlling shareholder.

Article 9 - The General Meeting of Shareholders shall be chaired by the Chairman of the Board of Directors, who shall appoint the Secretary from among those present. In the absence of the Chairman of the Board of Directors, the shareholders shall choose the Chairman and Secretary.

Sole Paragraph - In the cases provided for pursuant to article 136 of Law No. 6,404/76, the first call of the General Meeting of Shareholders shall be made at least thirty (30) days in advance, and at least ten (10) days in advance, upon second call.

Article 10 - Only those shareholders whose shares are registered in their name in the Company's records at least seventy-two (72) hours prior to the date set for the respective Meeting may take part in and vote at the General Meeting.

Paragraph 1 - The call notice may condition the presence of the shareholder, at the Meeting, on the deposit, at the Company's headquarters, of proof of his capacity as shareholder, issued by the Company itself or by the depositary institution of the Company's shares, at least seventy-two (72) hours prior to the date scheduled for the General Meeting of Shareholders.

Paragraph 2 - The call notice may also condition the representation of the shareholder by proxy, at a Meeting, on the deposit of the respective power of attorney/proxy instrument at the Company's headquarters, at least seventy-two (72) hours prior to the date set for the General Meeting of Shareholders.

CHAPTER V - THE COMPANY'S MANAGEMENT

Article 11 - The Board of Directors and Executive Board are responsible for the Company's Management, with the duties conferred by law and by these Bylaws. Their members shall be elected for a term of office of three (3) years, with re-election permitted, and they are exempt from providing security for the performance of their duties.

11

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Paragraph 1 - All members of the Board of Directors and of the Executive Board shall take office upon signature of the corresponding instruments of investiture, remaining in their respective offices until the effective investiture of their successors.

Paragraph 2 - The General Meeting of Shareholders shall establish the overall compensation of the Company's officers and directors, including benefits of any nature and allowances for representation, and the Board of Directors shall be responsible for distributing such compensation among its members and those of the Executive Board.

Paragraph 3 - The General Meeting of Shareholders may assign to the officers and directors a share in the profits of the Company, provided that the provisions of article 152, first and second paragraphs of Law 6,404/76 are observed, as proposed by management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and extensions thereof, the effective existence, in the Brazilian territory, of the centers of deliberation and implementation of the strategic, management, and technical decisions involved in compliance with the concession agreements to which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Article 12 - The Board of Directors shall be composed of at least five (5) and at most seventeen (17) members, elected and removable from the body by the general meeting, subject to the provisions of the applicable laws and regulations, computing in this number members elected by minority shareholders, if applicable.

12

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Sole Paragraph - The Board of Directors shall appoint from among its members the Chairman of the body, or his alternate, in the event of a vacancy. At the discretion of the Board of Directors, the Vice-Chairman may be appointed and/or removed from office.

REPLACEMENT

Article 13 - If the Chairman of the Board of Directors is recused or absent, the Vice-Chairman, if any, shall substitute for him. In the absence of the Vice-Chairman, the Chairman shall be substituted for by another member of the Board appointed by him.

Paragraph 1 - In the event of recusal or absence of any other member of the Board of Directors, the Board Member recused or absent shall appoint, in writing, his substitute among the other members of the Board of Directors to represent him and vote at the meeting which he is unable to attend, pursuant to paragraph 3 of article 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that appoint representatives, as provided for in the previous paragraph, shall be considered, for all purposes, present at the respective meeting.

Article 14 - If there is a vacancy in the positions of members of the Board of Directors, with the number of members remaining less than the minimum number provided for in article 12 above, a General Meeting of Shareholders must be called for the election of substitutes.

COMPETENCE

Article 15 - The Board of Directors is responsible for:

(i) - establishing the general guidelines of the Company's business;

(ii) - approving the Company's budget and annual business plan;

(iii) - calling the General Meeting of Shareholders;

13

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

(iv) - approving the financial statements and the management report of the Company and submitting them to the General Meeting of Shareholders;

(v) - appointing or dismissing, at any time, the members of the Board of Directors, establishing their duties, in compliance with the provisions of law and the Bylaws;

(vi) - approving the creation of technical and advisory committees to advise on matters of interest to the Company, appointing the members of such committees and approving their internal rules, which shall contain the specific rules on composition, functions, competence, remuneration, and operation;

(vii) - supervising the management by the Officers of the Company, examining, at any time, the books and papers of the Company, requesting information on contracts entered into or to be executed, and any other acts;

(viii) - approving the organizational structure of the Company, with the possibility of assigning limits to the Executive Board for the exercise of such authority, in compliance with the provisions of law and the Bylaws;

(ix) - approving and amending the internal rules of the Board of Directors:

(x) - resolving on the issuance of shares by the Company, with an increase in capital, within the limit of the authorized capital, therein defining the terms and conditions of such issuance;

(xi) - deciding on the issuance of subscription warrants;

(xii) - resolving, by delegation of the General Meeting of Shareholders, on the following aspects of the Company's debenture issuances: (i) timing of the issuance, (ii) timing and conditions of maturity, amortization, or redemption, (iii) timing and conditions of payment of interest, profit sharing, and reimbursement premiums, if any, (iv) method of subscription or placement, and, (v) type of debentures;

14

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

(xiii) - resolving on the issuance of simple debentures, not convertible into shares and without security interest;

(xiv) - resolving on the issuance of promissory notes for public distribution ("Commercial Papers") and on the submission of the Company's shares to the deposit system for the marketing and sale of the respective certificates ("Depositary Receipts");

(xv) - authorizing the acquisition of shares issued by the Company, for cancellation or holding in treasury and subsequent disposal;

(xvi) - authorizing the sale of assets directly linked to the public telecommunications services in service;

(xvii) - authorizing the sale of real estate, the creation of security interests, and the rendering of guarantees for third party obligations, therein being able to set limits for the performance of such acts by the Executive Board;

(xviii) - establishing, in internal rules, the limits for the Executive Board to authorize the disposal or encumbrance of permanent assets, including those related to public telecommunications services that are deactivated or unserviceable;

(xix) - approving the participation of the Company in consortia in general, as well as the terms of such participation, therein being able to delegate such assignment to the Executive Board, within the limits it establishes, always aiming at the development of the activities within the corporate purpose of the Company;

(xx) - setting the limits for the Executive Board to authorize the performance of reasonable free acts for the benefit of employees or the community in which the Company participates, including donation of assets that are unserviceable to the Company;

(xxi) - approving the creation and extinguishment of subsidiaries of the Company, in Brazil or abroad;

15

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

(xxii) - approving the assumption of any obligation not provided for in the Company's budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxiii) - authorizing the execution of contracts, not provided for in the Company's budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxiv) - approving investments and the acquisition of assets, not provided for in the budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxv) - authorizing the acquisition of an equity interest on a permanent basis in other companies and encumbrance or disposal of equity interests;

(xxvi) - approving the distribution of interim dividends;

(xxvii) - choosing or dismissing independent auditors;

(xxviii) - appointing and dismissing the leader of the internal audit, who shall report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the leader of the Wholesale Executive Board, who shall be solely responsible for all processes of attendance, marketing and sale, and delivery of products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - approving the plan of positions and salaries, incentives and professional development policies, rules, and staff of the Company, as well as the terms and conditions of collective bargaining agreements to be entered with the labor unions representing the categories of the Company's employees and the membership in or cancellation of complementary retirement funds, all in relation to the Company's employees, and the Board of Directors may, when it deems necessary, assign to the Executive Board limits to resolve on these matters.

Article 16 - The specific duties of the Chairman of the Board of Directors are: (a) representing the Board in calling the General Meeting of Shareholders; (b) chairing the General Meeting of Shareholders and choosing the Secretary from among those present; and (c) calling and chairing the meetings of the Board of Directors.

16

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

MEETINGS

Article 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months; and (ii) extraordinarily, whenever necessary, upon call by its Chairman, and shall draw up minutes relating to its resolutions.

Paragraph 1 - The Board's meetings shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the matters to be discussed at the respective meeting.

Paragraph 2 - The Board of Directors shall pass resolutions by majority of votes, when the majority of its acting members are present, with the Chairman being assigned, in addition to a normal vote, the casting vote, in the event of a tie.

Paragraph 3 - Any Board member may be represented by another Board member at meetings which he is unable to attend, provided that such power of representation is granted by means of an instrument signed in writing.

Paragraph 4 - Notwithstanding the subsequent signing of the respective minutes, the meetings of the Board of Directors may also be held via conference call, videoconference, or any other means of communication that allows for identification of the members present, as well as their simultaneous communication. Directors may also participate by expressing their votes in writing, even if they are not physically present.

EXECUTIVE BOARD

COMPOSITION

Article 18 - The Executive Board shall be composed of at least three (3) and at most fifteen (15) members, whether shareholders or not, resident in Brazil, who shall be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Chief Legal Officer; (d) other Officers without specific designation.

17

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Paragraph 1 - The individual duties of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation for the aforementioned positions.

Paragraph 2 - The same Officer may be elected to simultaneously hold the duties of more than one office on the Executive Board.

Article 19 - In the event of temporary absences and recusals, the Chief Executive Officer shall appoint from among the members of the Executive Board his substitute, as well as that of the Directors. In the event of a vacancy in the position on the Executive Board, the respective substitute shall be decided by the Board of Directors.

COMPETENCE OF THE EXECUTIVE BOARD AND REPRESENTATION OF THE COMPANY

Article 20 - The Executive Board is the body with active and passive representation of the Company, and its members, individually, as the case may be, are responsible for complying with and enforcing these Bylaws, the resolutions of the Board of Directors, and of the General Meeting of Shareholders, and for performing all acts necessary or convenient for the management of corporate affairs. The following is assigned, collectively, to the Executive Board:

(i) - proposing to the Board of Directors general plans and programs for the Company, therein specifying the investment plans for the expansion and modernization of the plant;

(ii) - authorizing, within the limits established by the Board of Directors in an internal normative instrument, disposal or encumbrance of the fixed assets, including those related to public telecommunications services that are deactivated or unserviceable, as well as to submit to said body disposal or encumbrance of the assets exceeding these limits;

18

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

(iii) - submitting to the Board of Directors and the Audit Committee the Annual Management Report and the Financial Statements, accompanied by the opinion of the independent auditors, as well as the proposal for the allocation of the profits ascertained in the fiscal period;

(iv) - approving, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works, and services; b) sales of assets;

(v) - approving the execution of other contracts, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - approving, annually, the planning of financial transactions and, quarterly, a summary of the fulfillment of the aforementioned planning;

(vii) - approving the creation and extinguishment of subsidiaries, offices, agencies, branches, and representative offices of the Company in Brazil;

(viii) - approving, as assigned by the Board of Directors, the organizational structure of the Company, therein keeping the Board of Directors informed in that regard;

(ix) - ensuring compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - preparing and proposing to the Board of Directors the Company's institutional responsibility policies, such as relating to the environment, health, safety, and social responsibility of the Company and implementing the policies approved;

(xi) - authorizing, in accordance with the limits established by the Board of Directors, the performance of reasonable free acts for the benefit of employees or the community in which the Company participates, including donation of assets that are unserviceable to the Company; and

(xii) - approving the creation of technical and advisory committees to advise on matters of interest to the Company, electing the members of such committees and approving their internal rules, which shall contain the specific rules on composition, functions, competence, remuneration, and operation.

19

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Paragraph 1 - The resolutions of the Executive Board shall be approved by majority of votes, when the majority of its members are present, with the Chairman of the Board being assigned, in addition to a normal vote, the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases provided for in paragraph 4 and in compliance with the provisions contained in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) Officers, except in cases of urgency, in which case a single signature of the Chief Executive Officer and "ad referendum" of the Executive Board shall be permitted, pursuant to the provisions of article 21, A-5 of these Bylaws; ii) by the signature of one (1) Officer jointly with one (1) Attorney-in-Fact; and iii) by the signature of two (2) Attorneys-in-Fact jointly, provided that they have been vested with specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, powers of attorney must always be granted by two (2) Officers, and must specify the powers granted and, except for those for judicial purposes, shall have a maximum period of validity of one (1) year.

Paragraph 4 - The Company may be represented by only one Officer or an Attorney-in-Fact, vested with specific powers, in the performance of the following acts:

(i) receipt and discharge of amounts;

(ii) signature of correspondence that does not create obligations for the Company;

(iii) representation of the Company in partners’ assemblies and meetings of companies in which it holds a stake;

(iv) granting a power of attorney to a lawyer for judicial representation or in administrative proceedings;

20

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

(v) representation in court, or in administrative proceedings, except for the performance of acts that entail waiver of rights;

(vi) representation in public bids and private tenders in which the Company participates, aiming at the provision of the services contemplated in its corporate purpose; and

(vii) performance of simple routine administrative acts, including before public agencies, mixed economy companies, commercial boards, the Labor Judiciary, the INSS, the FGTS, and their collecting banks, and others of the same nature.

DUTIES OF THE MEMBERS OF THE EXECUTIVE BOARD

Article 21 - The specific duties of the members of the Executive Board are the following:

A - CHIEF EXECUTIVE OFFICER:

1. represent the Company, in or out of court, before the shareholders and the public in general, being able to appoint attorneys-in-fact jointly with another Officer and appoint representatives, delegate powers to the other Officers to perform specific acts;

2. monitor and supervise the implementation of the orders of the Board of Directors in relation to his activities and duties;

3. establish guidelines, coordinate and supervise the Company's activities related to: finances and controls; corporate resources; the legal area in general; institutional relations; regulations; corporate communications; the Telefonica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; landline business;

4. call meetings of the Executive Board;

5. perform acts of urgency "ad referendum" of the Executive Board; and

21

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

6. exercise such other powers as the Board of Directors may determine.

B - CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. establish guidelines and supervise the Company's activities in the economic and financial area and management of securities issued by the Company, accounting and management control, as well as supervise the administration of supplementary pension funds;

2. represent the Company before the Brazilian Securities and Exchange Commission (CVM), stock exchanges, and other securities market supervisory bodies;

3. delegate, if applicable, duties to the other Officers for the performance of specific acts;

4. represent the Company as provided for in these Bylaws; and

5. perform other activities as determined by the Board of Directors.

C - GENERAL SECRETARY AND CHIEF LEGAL OFFICER:

1.   establish guidelines and supervise the Company's activities in the legal area in general;

2.        delegate, if applicable, duties to the other Officers for the performance of specific acts;

3.        represent the Company as provided for in these Bylaws; and

4.  perform other activities as determined by the Board of Directors.

D - OFFICERS WITHOUT SPECIFIC DESIGNATION:

1. exercise such individual functions and powers as the Board of Directors may determine;

22

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

2. ign together with another Officer provided for in the Bylaws documents and instruments requiring the signature of two Officers; and

3. Represent the company as provided for in these Bylaws.

CHAPTER VI - FISCAL COUNCIL

Article 22 - The Fiscal Council, of a permanent nature, shall be composed of at least three (3) and at most five (5) full members and an equal number of alternates.

Paragraph 1 - The compensation of the members of the Fiscal Council, in addition to the reimbursement of travel and lodging expenses necessary for the performance of the function, shall be established by the General Meeting of Shareholders electing them and shall not be lower, for each acting member, than ten percent (10%) of the average amount that is assigned to each Officer, not computing therein benefits of any nature, amounts for representation, and profit sharing.

Paragraph 2 - In the event of vacancy in the office of a Fiscal Council member, he shall be substituted by his respective alternate. In the event of vacancy in the majority of positions, the General Meeting shall be convened to elect their substitutes.

Paragraph 3 - The Fiscal Council shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairman of the Board of Directors, or by two (2) members of the Fiscal Council, therein drawing up minutes regarding their resolutions.

Paragraph 4 - The meetings of the Fiscal Council shall be called in writing at least forty-eight (48) hours in advance, and the call shall contain the agenda, with the list of matters to be considered at the respective meeting.

23

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Article 23 - The fiscal year shall coincide with the calendar year, and in addition to the annual balance sheet, half-yearly, quarterly, or balance sheets for lesser periods may be drawn up.

ALLOCATION OF PROFITS

Article 24 - Together with the financial statements, the Board of Directors shall present to the Ordinary General Meeting a proposal on (i) the participation of employees and officers and directors in profits and (ii) full allocation of net income.

Paragraph 1 - Of the net income for the fiscal year: (i) five percent (5%) shall be allocated to the legal reserve, aiming at ensuring the physical integrity of the capital stock, limited to twenty percent (20%) of the paid-up capital stock; (ii) twenty-five percent (25%) of the adjusted net income as per subsections II and III of article 202 of Law No. 6,404/76 shall be mandatorily distributed as a minimum mandatory dividend to all shareholders; and (iii) the remaining balance, after meeting the provisions contained in the preceding items of this article, shall be allocated as determined by the General Meeting of Shareholders, based on the proposal of the Board of Directors contained in the financial statements. Should the balance of the profit reserves exceed the capital stock, the General Meeting of Shareholders shall resolve on the use of the excess in the payment or increase of the capital stock or distribution of additional dividends to shareholders.

Paragraph 2 - The dividends not claimed within three (3) years, counted from the resolution regarding the distribution thereof, shall revert to the Company.

Article 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the profit account ascertained in half-yearly balance sheets; (ii) to the profit account ascertained in quarterly balance sheets or in shorter periods, provided that the total of the dividends paid in each half-year of the fiscal year does not exceed the amount of capital reserves referred to in the first paragraph of article 182 of Law 6,404/76, or (iii) to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet.

24

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 381st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON

AUGUST 13, 2020

Sole Paragraph - Interim dividends distributed under the terms of this article shall be imputed to the mandatory minimum dividend.

Article 26 - By resolution of the Board of Directors and in compliance with the legal provisions, the Company may pay its shareholders interest on equity, which may be charged to the mandatory minimum dividend, "ad referendum" of the general meeting.

CHAPTER VIII - GENERAL PROVISIONS

Article 27 - The Company shall go into liquidation in the cases provided for by law, and it is the responsibility of the General Meeting of Shareholders to determine the method of liquidation and appoint the liquidator.

Article 28 - The approval by the Company, through its representatives, of mergers, spin-offs, take-overs, or dissolutions of its subsidiaries shall be preceded by an economic and financial analysis by an independent firm of international renown, confirming that fair treatment is being given to all interested companies, whose shareholders shall have broad access to the report with the aforementioned analysis.

Article 29 - In all that is omitted from these Bylaws, the Company shall be governed by the applicable provisions of law.

**********

25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 13, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director